Mail Stop 4561

August 19, 2005

Christopher A. Stephenson
Chief Financial Officer
160 South Whisman Road
Mountain View, California 94041
(650) 960-1025

> **Re:** **Catapult Communications Corporation**
> **Form 10-K: For the Fiscal Year Ended September 30, 2004**
> **Filed December 10, 2004**
> **Form 10-Q: For the Fiscal Period Ended June 30, 2005**
> **Filed August 8, 2005**
> **File No. 000-24701**

Dear Mr. Stephenson,

We have limited our review of your filing to the issues addressed in our comments. We have asked you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2004

Consolidated Financial Statements

Note 11. Income Taxes, page 53

1.   Tell us more about the tax benefits recorded in 2003 and 2004. Tell us how you discovered that each adjustment was necessary, the period the adjustments relate to and why the original entries were not correct. In this regard, explain the facts and circumstances leading to your determination in 2004 that $2.3 million of additional taxes would not be due. Also explain why there was $830,000 in additional taxes recoverable

from a previous period identified in 2003. In addition, tell how you considered the tax adjustments recorded in 2003 and 2004 in your assessment of disclosure controls and procedures.

Item 9A. Controls and Procedures, page 59

2.   We note your disclosure here and in your Form 10-Q for the period ended June 30, 2005 that "[y]our Chief Executive Officer and [y]our Chief Financial Officer have concluded that [y]our disclosure controls and procedures are effective to ensure that information [you] are required to disclose in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Steve Williams at (202) 551-3478 or Melissa Walsh at (202) 551-3224 if you have any questions regarding our comment on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief